

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Allen R. Hartman
Chief Executive Officer
Hartman vREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

> **Re: Hartman vREIT XXI, Inc.**
> **Post Effective Amendment to Form S-11**
> **Filed February 12, 2021**
> **File No. 333-232308**

Dear Mr. Hartman:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment to Form S-11

General

1. Please reconcile the $185,000,000 you appear to be registering with the $176,188,700 of shares of common stock registered on the Prior Registration Statement which you disclose remain unsold.

2. Please provide updated financial statements for the most recent fiscal year ended December 31, 2020 or advise why you believe such financial statements are not required. It appears you had losses in the past fiscal year and in the most recent interim period. Refer to Rule 3-01(c) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Aaron C. Hendricson, Esq.